UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Ameren Corporation

Savings Investment Plan

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 21, 2019

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$1,970,933,349	$2,103,516,154
Investments, at contract value	282,384,897	281,815,710

Total investments	2,253,318,246	2,385,331,864

Cash	1,080,838	3,324,143

Receivables
Notes receivable from participants	35,198,455	35,190,999
Participant contributions	1,272,482	519,393
Employer contributions	398,933	158,771
Dividends and interest	669,912	515,423
Due from brokers for securities sold	10,024,762	28,383,718

Total receivables	47,564,544	64,768,304

Total assets	2,301,963,628	2,453,424,311

Liabilities
Accrued expenses	1,184,287	581,193
Due to brokers for securities purchased	11,350,970	35,116,737

Total liabilities	12,535,257	35,697,930

Net assets available for benefits	$2,289,428,371	$2,417,726,381

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2018 and 2017

	2018	2017
Additions:
Investment income
Interest and dividends	$31,859,694	$31,373,733
Net appreciation / (depreciation) in fair value of investments	(105,760,604)	310,691,227

Total investment income / (loss)	(73,900,910)	342,064,960

Interest on notes receivable from participants	1,636,381	1,462,340
Participant contributions	96,904,377	85,553,891
Employer contributions	32,747,626	30,195,212

Total additions	57,387,474	459,276,403

Deductions:
Benefits paid to participants	181,663,074	162,432,457
Administrative expenses	4,022,410	3,735,821

Total deductions	185,685,484	166,168,278

Net increase / (decrease)	(128,298,010)	293,108,125

Net assets available for benefits
Beginning of year	2,417,726,381	2,124,618,256

End of year	$2,289,428,371	$2,417,726,381

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $6,000 in 2018 and 2017, as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2018 and 2017, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2018 and 2017. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 13% and 12% of investments at December 31, 2018 and December 31, 2017, respectively.

3.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2018 or 2017.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used during 2018.

•

Margin deposit account: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•

U.S. government securities and corporate debt securities: Valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•

Other debt securities includes non-U.S. government debt securities, municipal securities, mortgage and asset-backed securities, and derivatives: Non-U.S. government debt securities, municipal securities, and mortgage and asset-backed securities are valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The fair values of exchange-traded derivatives are based upon quoted market prices (Level 1 inputs). The fair values of derivatives that are not traded on an exchange are based upon valuation models using observable market data as of the measurement date (Level 2 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV as a practical expedient.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2018:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Margin deposit account	$—	$18,500	$—	$18,500
Common stocks-Plan sponsor stock	303,608,665	—	—	303,608,665
Common stocks-other than Plan sponsor stock	267,746,608	—	—	267,746,608
U.S. Government securities	—	14,618,392	—	14,618,392
Corporate debt securities	—	23,502,146	—	23,502,146
Other debt securities	8,875	10,634,373	—	10,643,248
Collective trust funds	—	—	1,182,140,363	1,182,140,363
Mutual funds	168,673,474	—	—	168,673,474
Liabilities
Other debt securities	(18,047)	—	—	(18,047)

Total assets reported at fair value	$740,019,575	$48,773,411	$1,182,140,363	$1,970,933,349

(a)

In accordance with ASU 2015-07, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2017:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Margin deposit account	$—	$66,700	$—	$66,700
Common stocks-Plan sponsor stock	283,192,998	—	—	283,192,998
Common stocks-other than Plan sponsor stock	254,470,852	—	—	254,470,852
U.S. Government securities	—	20,120,627	—	20,120,627
Corporate debt securities	—	29,168,729	—	29,168,729
Other debt securities	6,742	13,292,371	—	13,299,113
Collective trust funds	—	—	1,319,699,694	1,319,699,694
Mutual funds	183,498,080	—	—	183,498,080
Liabilities
Other debt securities	—	(639)	—	(639)

Total assets reported at fair value	$721,168,672	$62,647,788	$1,319,699,694	$2,103,516,154

(a)

In accordance with ASU 2015-07, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, and (2) a portfolio of synthetic investment contracts, valued at $282,384,897 at December 31, 2018. The separately-managed account held (1) an investment in the Fidelity Institutional Money Market Government Portfolio, and (2) a portfolio of synthetic investment contracts, valued at $281,815,710 at December 31, 2017. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts are issued by the following insurance companies:

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The underlying investments of the AGL, Mass Mutual, Prudential, and Voya contracts are holdings in collective trust funds. The underlying investments of Met Life contracts are holdings in portfolios of fixed income securities, which are segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account guaranteed investment contract owners.

The investment contracts include wrapper contracts, which are agreements for the wrap issuer to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The contracts are designed to accrue interest based on crediting rates established by the contract issuers, and also provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the account’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the investment, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the interests in the account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant not to invest in the investment option;

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

•	the addition of an Asset Allocation or Managed Account service without prior approval, or a material change in an existing program;

•	the distribution of a prohibited communication.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the Participants.

These contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination. In addition, if the Plan defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2018, the Plan held 4,654,433 shares of Company common stock with a cost and fair value of $201,110,751 and $303,608,665, respectively. During 2018, the Plan purchased 785,010 shares at a cost of $45,870,778 and sold 931,272 shares valued at $55,517,075.

At December 31, 2017, the Plan held 4,800,695 shares of Company common stock with a cost and fair value of $194,108,887 and $283,192,998, respectively. During 2017, the Plan purchased 734,900 shares at a cost of $41,768,247 and sold 1,058,963 shares valued at $59,847,989.

Dividend income from Company common stock was $8,728,952 and $8,650,773 for the years ended December 31, 2018 and December 31, 2017, respectively.

At December 31, 2018 and December 31, 2017, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,085,431 and $908,576 for the years ended December 31, 2018 and December 31, 2017, respectively.

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2018 and 2017:

	2018	2017
Net assets available for benefits per the financial statements	$2,289,428,371	$2,417,726,381
Amounts allocated to deemed distributions of notes receivable from Participants	(1,559,560)	(1,364,562)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,147,180)	(711,990)

Net assets available for benefits per the Form 5500	$2,284,721,631	$2,415,649,829

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to net loss per the Form 5500 for the year ended December 31, 2018:

Net decrease in net assets available for benefits per the financial statements	$(128,298,010)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(3,147,180)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	711,990
Less: Net increase in defaulted notes receivable from Participants	(88,432)
Less: Interest income of defaulted notes receivable from Participants	(106,566)

Total net loss per the Form 5500	$(130,928,198)

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

8.	Subsequent Events

The Plan was amended effective January 1, 2019, to apply legislative changes related to hardship withdrawal provisions.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund	$ 12,003,703.90	$ 12,003,703.90
	FUTURES CASH COLLATERAL	18,500 Shares	18,500.00	18,500.00

	Total Interest-bearing Cash		12,022,203.90	12,022,203.90

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	111,396,389.36	112,008,488.38
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	39,281,707.34	37,928,084.01
	Pacific Investment Management Company	PIMCO Income Institutional Fund	16,718,912.19	16,509,232.98
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio	2,227,668.41	2,227,668.41

	Total Mutual Funds		169,624,677.30	168,673,473.78

	Collective Investment Trusts
	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E	59,469,903.96	75,101,411.45
	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1	50,859,488.67	44,705,937.58
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F	96,207,121.01	100,613,793.00
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L	107,356,951.06	111,912,998.00
	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock Short Term Investment Fund	21,420,613.00	21,420,613.00
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund M	243,117,223.66	286,264,936.94
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Fund M	128,053,634.18	142,424,082.06
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2020 Fund L	75,628,380.60	80,696,873.13
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund L	91,208,892.73	97,551,412.41
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund L	70,229,116.64	75,631,594.03
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F	69,636,180.88	60,449,649.13
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund L	28,872,189.02	30,546,105.96
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund M	58,447,581.39	59,511,801.67
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund L	38,601,401.95	41,686,276.22
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund L	37,066,342.38	40,247,657.19
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund L	36,228,420.72	39,246,123.54
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund L	32,418,697.54	34,790,852.46
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M	15,956,385.65	16,043,590.21
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund L	20,341,572.38	21,271,515.74
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund L	2,713,766.87	2,546,226.33

	Total Collective Investment Trusts		1,283,833,864.29	1,382,663,450.05

	Insurance Company Separate Accounts
	Metropolitan Life Ins Co.	Separate Account #690	28,831,929.89	30,714,319.00
	Metropolitan Life Ins Co.	Separate Account #694	34,308,586.60	35,996,607.00

	Total Insurance Company Separate Accounts		63,140,516.49	66,710,926.00

	Common Stocks
*	Ameren Corporation	4,654,433 Shares	201,110,750.67	303,608,664.59
	TENCENT HOLDINGS LTD	44,810 Shares	883,486.63	1,796,863.55
	ALLERGAN PLC	5,611 Shares	1,451,697.28	749,966.26
	ADYEN BV	858 Shares	660,113.67	466,999.56
	ABBOTT LABORATORIES	21,258 Shares	993,326.68	1,537,591.14
	ACTIVISION BLIZZARD INC	14,658 Shares	744,085.84	682,623.06
	ADOBE INC	9,325 Shares	562,004.80	2,109,688.00
	ALBEMARLE CORP	10,905 Shares	1,023,255.21	840,448.35
	ALEXION PHARMACEUTICALS	9,606 Shares	1,283,918.55	935,240.16
	ALIBABA GROUP HLD SPON AD	11,840 Shares	1,063,636.29	1,622,908.80
	ALPHABET INC CL C	2,163 Shares	1,013,286.14	2,240,024.43
	ALPHABET INC CL A	1,910 Shares	853,171.13	1,995,873.60
	AMAZON.COM INC	2,989 Shares	1,082,016.96	4,489,388.33
	AMERICAN TOWER CORP	2,441 Shares	404,738.38	386,141.79
	APPLE INC	14,636 Shares	1,405,611.90	2,308,682.64
	ASTRAZENECA PLC SPONS ADR	36,847 Shares	1,377,915.67	1,399,449.06
	BIOMARIN PHARMACEUTICAL	9,517 Shares	753,641.23	810,372.55

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	BOEING CO	6,615 Shares	704,080.96	2,133,337.50
	THE BOOKING HOLDINGS INC	435 Shares	404,360.38	749,252.70
	BRISTOL-MYERS SQUIBB CO	7,984 Shares	436,798.71	415,008.32
	CATERPILLAR INC	4,835 Shares	755,609.72	614,383.45
	CELGENE CORP	12,268 Shares	1,191,172.90	786,256.12
	CONCHO RESOURCES INC	5,608 Shares	481,779.88	576,446.32
	CONSTELLATION BRANDS CL A	4,364 Shares	801,730.53	701,818.48
	COSTCO WHOLESALE CORP	7,281 Shares	1,006,662.70	1,483,212.51
	EOG RESOURCES INC	10,025 Shares	777,244.96	874,280.25
	FACEBOOK INC CL A	16,107 Shares	744,841.92	2,111,466.63
	FARFETCH LTD CL A	11,253 Shares	274,594.31	199,290.63
	FLEETCOR TECHNOLOGIES INC	6,038 Shares	877,051.67	1,121,377.36
	GOLDMAN SACHS GROUP INC	5,196 Shares	865,470.75	867,991.80
	HOME DEPOT INC	8,585 Shares	1,240,769.80	1,475,074.70
	ILLUMINA INC	4,836 Shares	746,187.90	1,450,461.48
	INTUITIVE SURGICAL INC	1,599 Shares	848,814.80	765,793.08
	JPMORGAN CHASE & CO	7,012 Shares	587,380.94	684,511.44
	KERING UNSPONSORED ADR	27,064 Shares	1,224,524.16	1,265,377.32
	ESTEE LAUDER COS INC CL A	9,388 Shares	1,067,056.16	1,221,378.80
	LULULEMON ATHLETICA INC	3,268 Shares	392,388.18	397,421.48
	MARRIOTT INTL INC A	12,187 Shares	754,557.52	1,323,020.72
	MASTERCARD INC CL A	15,665 Shares	799,343.94	2,955,202.25
	MERCK & CO INC NEW	3,467 Shares	264,111.24	264,913.47
	MICROSOFT CORP	26,989 Shares	1,594,330.69	2,741,272.73
	MONDELEZ INTL INC	17,003 Shares	569,912.25	680,630.09
	MONSTER BEVERAGE CORP	13,030 Shares	669,266.08	641,336.60
	NETFLIX INC	10,853 Shares	1,129,429.91	2,904,913.98
	NIKE INC CL B	23,260 Shares	714,234.11	1,724,496.40
	NVIDIA CORP	8,365 Shares	777,187.52	1,116,727.50
	PNC FIN SVCS GRP INC	6,550 Shares	1,022,318.08	765,760.50
	PARKER HANNIFIN CORP	8,959 Shares	1,419,772.85	1,336,145.26
	PAYPAL HLDGS INC	10,192 Shares	721,859.04	857,045.28
	RED HAT INC	6,454 Shares	347,915.97	1,133,580.56
	S&P GLOBAL INC	4,640 Shares	410,641.22	788,521.60
	SALESFORCE.COM INC	21,932 Shares	1,489,765.30	3,004,026.04
	SERVICENOW INC	1,341 Shares	245,976.04	238,765.05
	SPLUNK INC	8,949 Shares	431,372.00	938,302.65
	SQUARE INC CL A	7,968 Shares	522,954.62	446,925.12
	TESLA INC	3,573 Shares	909,871.48	1,189,094.40
	UNITEDHEALTH GROUP INC	5,052 Shares	949,135.69	1,258,554.24
	VERTEX PHARMACEUTICALS	6,430 Shares	723,039.38	1,065,515.30
	VISA INC CL A	20,138 Shares	858,520.66	2,657,007.72
	WORKDAY INC CL A	7,031 Shares	486,980.54	1,122,710.08
	WILLIS TOWERS WATSON PLC	21,592 Shares	2,635,050.09	3,278,961.12
	ADIENT PLC	22,016 Shares	1,652,747.28	331,560.96
	JOHNSON CONTROLS INTERNAT	76,972 Shares	3,460,319.17	2,282,219.80
	AERCAP HOLDINGS NV	38,912 Shares	1,273,116.10	1,540,915.20
	SUNCOR ENERGY INC	97,546 Shares	2,493,322.02	2,728,361.62
	AFLAC INC	84,832 Shares	2,669,133.63	3,864,945.92
	AECOM	32,170 Shares	897,621.58	852,505.00
	AFFILIATED MANAGERS GRP	11,654 Shares	1,919,010.05	1,135,565.76
	AMERIPRISE FINANCIAL INC	26,820 Shares	2,690,085.81	2,799,203.40
	ANTHEM INC	13,339 Shares	1,933,428.62	3,503,221.57
	ARROW ELECTRONICS INC	19,740 Shares	1,478,892.56	1,361,073.00
	ASSURANT INC	13,265 Shares	1,093,626.00	1,186,421.60
	AVIS BUDGET GROUP	19,857 Shares	546,228.57	446,385.36
	BROADCOM INC	15,777 Shares	2,408,487.00	4,011,775.56

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	CELANESE CORP	30,724 Shares	2,198,452.73	2,764,238.28
	COMMSCOPE HOLDING CO INC	39,386 Shares	1,272,992.05	645,536.54
	CROWN HOLDINGS INC	29,273 Shares	1,455,215.57	1,216,878.61
	FLEX LTD	116,163 Shares	1,949,559.10	884,000.43
	EOG RESOURCES INC	31,259 Shares	2,443,199.88	2,726,097.39
	GOODYEAR TIRE & RUBBER CO	53,505 Shares	1,519,512.14	1,092,037.05
	HCA HEALTHCARE INC	26,939 Shares	2,178,176.77	3,352,558.55
	HERTZ GLOBAL HOLDINGS INC	21,085 Shares	715,672.09	287,810.25
	LINCOLN NATIONAL CORP	47,012 Shares	2,254,287.17	2,412,185.72
	MICROCHIP TECHNOLOGY	47,656 Shares	3,557,619.15	3,427,419.52
	NCR CORP	32,533 Shares	755,162.33	750,861.64
	NATIONAL OILWELL VARCO	76,387 Shares	2,323,972.11	1,963,145.90
	OWENS ILLINOIS INC	33,818 Shares	476,206.66	583,022.32
	QURATE RETAIL INC	96,373 Shares	2,430,200.23	1,881,200.96
	TECH DATA CORP	8,494 Shares	855,206.56	694,894.14
	TENNECO INC	11,727 Shares	466,402.21	321,202.53
	WESTERN DIGITAL CORP	42,463 Shares	2,303,708.50	1,569,857.11
	WESTERN UNION CO	103,275 Shares	1,841,524.45	1,761,871.50
	WHIRLPOOL CORP	14,594 Shares	2,656,983.47	1,559,660.78
	WRIGHT MEDICAL GROUP NV	29,084 Shares	830,892.87	791,666.48
	ABIOMED INC	2,297 Shares	771,472.20	746,616.88
	ADVANCE AUTO PARTS INC	2,883 Shares	469,874.33	453,957.18
	AERIE PHARMACEUTICALS INC	9,050 Shares	539,752.86	326,705.00
	ADVANCED MICRO DEVICES	14,552 Shares	311,861.31	268,629.92
	ALASKA AIR GROUP INC	6,360 Shares	426,939.96	387,006.00
	AMEDISYS INC	1,614 Shares	204,053.37	189,015.54
	ARRAY BIOPHARMA INC	39,221 Shares	572,447.64	558,899.25
	BIO RAD LABS CL A	1,481 Shares	439,321.34	343,917.82
	BJ’S RESTAURANTS INC	5,355 Shares	320,019.41	270,802.35
	BURLINGTON STORES INC	1,738 Shares	296,107.16	282,720.46
	CALLON PETROLEUM CO	43,960 Shares	565,463.24	285,300.40
	CHART INDUSTRIES INC	6,568 Shares	473,485.08	427,117.04
	CHEGG INC	30,172 Shares	485,079.56	857,488.24
	COSTAR GROUP INC	2,195 Shares	649,168.73	740,461.30
	CREE INC	16,535 Shares	646,640.96	707,284.63
	DEXCOM INC	9,950 Shares	821,313.85	1,192,010.00
	DIAMONDBACK ENERGY INC	2,940 Shares	341,430.51	272,538.00
	DOLBY LAB INC CL A	9,002 Shares	601,229.86	556,683.68
	ETSY INC	17,474 Shares	803,027.87	831,238.18
	EVOLENT HEALTH INC A	34,019 Shares	779,655.34	678,679.05
	EXACT SCIENCES CORP	5,811 Shares	388,250.44	366,674.10
	FIVE BELOW INC	4,663 Shares	516,082.21	477,118.16
	FIVE9 INC	24,361 Shares	550,958.37	1,065,062.92
	G-III APPAREL GROUP LTD	25,878 Shares	823,446.17	721,737.42
	GLU MOBILE INC	50,292 Shares	404,888.65	405,856.44
	GODADDY INC CL A	3,281 Shares	225,798.94	215,299.22
	GREEN DOT CORP CLASS-A	17,649 Shares	1,384,823.71	1,403,448.48
	GRUBHUB INC	7,957 Shares	555,330.79	611,177.17
	HAEMONETICS CORP MASS	6,938 Shares	558,138.23	694,146.90
	HARSCO CORP	8,127 Shares	223,880.05	161,402.22
	IAC/INTERACTIVECORP	5,972 Shares	754,843.12	1,093,114.88
	INSULET CORP	5,251 Shares	385,206.42	416,509.32
	INTER PARFUMS INC	8,602 Shares	308,032.62	564,033.14
	INTRA-CELLULAR THERAPIES	12,114 Shares	239,968.77	137,978.46
	IROBOT CORP	7,060 Shares	675,472.48	591,204.40
	KEYSIGHT TECHNOLOGIES INC	11,224 Shares	690,664.97	696,785.92
	LULULEMON ATHLETICA INC	6,547 Shares	609,159.04	796,180.67

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MSCI INC	1,529 Shares	243,438.59	225,420.47
	MADISON SQUARE GARDEN CO/	1,412 Shares	427,012.34	377,992.40
	MADRIGAL PHARMACEUTICALS	1,725 Shares	288,160.65	194,442.00
	MALIBU BOATS INC CL A	4,016 Shares	145,654.88	139,756.80
	MOLINA HEALTHCARE INC	10,593 Shares	1,319,205.78	1,231,118.46
	MONGODB INC CL A	2,537 Shares	123,164.00	212,448.38
	NEUROCRINE BIOSCIENCES	6,401 Shares	520,133.33	457,095.41
	PTC INC	5,695 Shares	429,142.96	472,115.50
	PURE STORAGE INC CL A	19,880 Shares	446,513.09	319,670.40
	Q2 HOLDINGS INC	11,036 Shares	565,578.01	546,833.80
	RAPID7 INC	11,699 Shares	396,738.14	364,540.84
	RINGCENTRAL INC CL A	13,036 Shares	532,430.47	1,074,687.84
	SVB FINL GROUP	2,835 Shares	685,306.80	538,423.20
	SAGE THERAPEUTICS INC	3,057 Shares	448,517.81	292,830.03
	SAREPTA THERAPEUTICS INC	3,121 Shares	462,621.02	340,594.73
	SEMTECH CORP	8,433 Shares	399,079.50	386,821.71
	SPIRIT AIRLINES INC	12,060 Shares	607,132.43	698,515.20
	STRATEGIC EDUCATION INC	2,190 Shares	307,733.12	248,389.80
	TANDEM DIABETES CARE INC	17,952 Shares	644,043.58	681,637.44
	TERADYNE INC	14,283 Shares	489,735.00	448,200.54
	TIFFANY & CO	4,259 Shares	504,408.09	342,892.09
	TRANSUNION	6,510 Shares	307,500.69	369,768.00
	TRUPANION INC	6,906 Shares	263,879.45	175,826.76
	TWILIO INC CLASS A	4,420 Shares	368,758.76	394,706.00
	ULTA BEAUTY INC	3,166 Shares	743,315.65	775,163.44
	URBAN OUTFITTERS	11,061 Shares	458,137.31	367,225.20
	VAIL RESORTS INC	1,851 Shares	402,742.89	390,227.82
	VIKING THERAPEUTICS INC	17,700 Shares	268,147.65	135,405.00
	WEX INC	1,832 Shares	301,866.61	256,589.92
	ZEBRA TECH CORP CL A	8,996 Shares	1,133,324.00	1,432,433.08
	ZENDESK INC	21,401 Shares	1,011,043.38	1,249,176.37
	ESSENT GROUP LTD	13,839 Shares	558,934.41	473,017.02
	TRINSEO SA	6,767 Shares	464,379.66	309,793.26
	FERROGLOBE PLC	17,316 Shares	140,806.29	27,532.44
	ASSURED GUARANTY LTD	15,419 Shares	571,061.52	590,239.32
	JAZZ PHARMA PLC	1,835 Shares	319,800.77	227,466.60
	ENERPLUS CORP (US)	42,122 Shares	539,899.72	326,866.72
	ICON PLC	3,252 Shares	451,369.60	420,190.92
	KOSMOS ENERGY LTD	54,296 Shares	345,490.16	220,984.72
	ACCO BRANDS CORP	33,102 Shares	457,646.53	224,431.56
	ABM INDUSTRIES INC	9,998 Shares	291,877.91	321,035.78
	AGNC INVESTMENT CORP	20,751 Shares	383,327.92	363,972.54
	AES CORP	19,448 Shares	252,459.72	281,218.08
	AMC NETWORKS INC CL A	5,738 Shares	355,810.78	314,901.44
	ASGN INC	8,176 Shares	690,799.52	445,592.00
	AECOM	10,439 Shares	343,441.90	276,633.50
	AEGION CORP	5,595 Shares	142,646.30	91,310.40
	AIR LEASE CORP CL A	16,508 Shares	727,208.51	498,706.68
	ALASKA AIR GROUP INC	4,331 Shares	277,863.71	263,541.35
	ALLEGHANY CORP DEL	630 Shares	380,612.55	392,691.60
	ALLIANCE DATA SYS CORP	1,734 Shares	395,443.27	260,238.72
	ALLY FINANCIAL INC	5,375 Shares	149,417.10	121,797.50
	APERGY CORP	7,436 Shares	217,468.56	201,366.88
	ARES CAPITAL CORP	10,182 Shares	173,317.58	158,635.56
	ARES COMMERCIAL REAL ESTA	18,733 Shares	263,637.27	244,278.32
	ARROW ELECTRONICS INC	9,237 Shares	721,136.90	636,891.15
	ASSURANT INC	1,364 Shares	146,481.84	121,996.16

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	AVERY DENNISON CORP	2,543 Shares	232,454.11	228,437.69
	AVNET INC	8,128 Shares	364,390.63	293,420.80
	BMC STK HLDGS INC	17,631 Shares	378,182.07	272,927.88
	BANKUNITED INC	8,674 Shares	345,874.73	259,699.56
	BELDEN INC	9,236 Shares	602,129.97	385,787.72
	BERRY GLOBAL GROUP INC	3,541 Shares	171,236.89	168,303.73
	BLACKSTONE MORTGAGE CL A	8,182 Shares	268,971.97	260,678.52
	BOOZ ALLEN HAMILTON CL A	3,894 Shares	183,872.23	175,502.58
	BOSTON PRIVATE FINL HLDG	12,029 Shares	156,141.90	127,146.53
	BROOKS AUTOMATION INC	8,353 Shares	274,333.61	218,681.54
	CDK GLOBAL INC	9,352 Shares	585,060.29	447,773.76
	CDW CORPORATION	7,175 Shares	632,373.13	581,533.75
	CADENCE BANCORP CL A	17,846 Shares	496,628.43	299,455.88
	CAMBREX CORP	2,598 Shares	148,680.69	98,100.48
	CARLISLE COS INC	1,351 Shares	157,004.94	135,802.52
	CENTERSTATE BANKS CORPORA	7,781 Shares	230,811.17	163,712.24
	CHATHAM LODGING TRUST	10,423 Shares	212,040.69	184,278.64
	CHEMED CORP	1,126 Shares	368,254.39	318,973.28
	CIENA CORP	16,386 Shares	440,384.34	555,649.26
	CIMAREX ENERGY CO	4,325 Shares	367,602.56	266,636.25
	COHERENT INC	1,939 Shares	321,880.92	204,971.69
	COLONY CAPITAL INC	22,423 Shares	135,605.26	104,939.64
	COLUMBIA BANKING SYS INC	2,946 Shares	122,515.55	106,910.34
	COMMSCOPE HOLDING CO INC	6,458 Shares	196,290.20	105,846.62
	FRESH DEL MONTE PRODUCE	7,840 Shares	330,740.37	221,636.80
	COOPER TIRE & RUBBER COMP	6,071 Shares	160,605.56	196,275.43
	ASPEN INSURANCE HLDGS LTD	3,240 Shares	131,002.75	136,047.60
	COUSINS PROPERTIES INC	16,952 Shares	139,685.79	133,920.80
	AMDOCS LTD	5,775 Shares	392,559.81	338,299.50
	CROWN HOLDINGS INC	3,021 Shares	136,455.61	125,582.97
	CURTISS WRIGHT CORPORATIO	1,900 Shares	197,758.35	194,028.00
	WHITE MOUNTAINS INS GROUP	390 Shares	356,000.21	334,499.10
	FLEX LTD	16,630 Shares	246,657.79	126,554.30
	DIAMONDBACK ENERGY INC	5,082 Shares	658,708.16	471,101.40
	EVEREST REINSURANCE GROUP	1,693 Shares	393,694.54	368,667.68
	MARVELL TECH GROUP LTD	20,546 Shares	433,529.01	332,639.74
	AXIS CAPITAL HOLDINGS LTD	5,402 Shares	307,258.34	278,959.28
	E TRADE FINANCIAL CORP	7,905 Shares	418,826.74	346,871.40
	EAST WEST BANCORP INC	8,884 Shares	564,847.79	386,720.52
	ENERGIZER HLDGS INC	6,568 Shares	394,725.48	296,545.20
	ENERSYS INC	8,215 Shares	644,103.87	637,566.15
	ENGILITY HOLDINGS INC	4,933 Shares	173,384.40	140,393.18
	ENTERCOM COMM CORP CL A	24,138 Shares	193,242.81	137,827.98
	EQUITRANS MIDSTREAM CORP	4,857 Shares	150,946.07	97,237.14
	EVERTEC INC	6,444 Shares	176,626.53	184,942.80
	EXTRACTION OIL & GAS INC	18,511 Shares	249,643.71	79,412.19
	FCB FIN HLDGS INC CL A	4,227 Shares	242,674.26	141,942.66
	FTI CONSULTING INC	5,992 Shares	412,904.01	399,306.88
	FIDELITY NATIONAL FINL	3,559 Shares	141,003.08	111,894.96
	FIRST CITIZENS BANCSHARES	601 Shares	246,880.00	226,607.05
	FIRST HAWAIIAN INC	10,253 Shares	260,553.20	230,795.03
	FIRST MERCHANTS CORP	7,056 Shares	329,337.77	241,809.12
	FIRST MIDWEST BANCORP DEL	8,728 Shares	229,033.29	172,901.68
	FIRSTCASH INC	4,130 Shares	376,614.54	298,805.50
	FORUM ENERGY TECH INC	19,471 Shares	240,282.94	80,415.23
	GRANITE CONSTRUCTION INC	3,839 Shares	185,780.75	154,634.92
	GRAPHIC PACKAGING HLDGS C	76,536 Shares	1,074,350.71	814,343.04

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GROUP 1 AUTOMOTIVE INC	2,834 Shares	194,370.30	149,408.48
	HD SUPPLY HLDGS INC	4,984 Shares	196,162.76	186,999.68
	HANMI FIN CORPORATION	8,465 Shares	231,493.78	166,760.50
	HANOVER INSURANCE GROUP	2,410 Shares	297,718.59	281,415.70
	HUNTINGTON BANCSHARES INC	14,533 Shares	194,357.08	173,233.36
	HUNTINGTON INC W/I	574 Shares	132,700.07	109,237.94
	HURON CONSULTING GROUP	7,542 Shares	340,181.43	386,980.02
	INSIGHT ENTERPRISES INC	8,591 Shares	436,002.31	350,083.25
	JAGGED PEAK ENERGY INC	11,620 Shares	163,386.01	105,974.40
	JEFFERIES FIN GROUP INC	18,402 Shares	420,725.28	319,458.72
	JONES LANG LASALLE INC	2,118 Shares	356,009.10	268,138.80
	KAR AUCTION SERVICES INC	14,744 Shares	860,181.39	703,583.68
	LCI INDUSTRIES	7,172 Shares	642,637.03	479,089.60
	LPL FIN HLDGS INC	2,976 Shares	178,611.49	181,774.08
	LA Z BOY INC	9,529 Shares	305,709.06	264,048.59
	LIONS GATE ENT CORP B	4,069 Shares	95,238.95	60,546.72
	LITHIA MOTORS INC CL A	6,763 Shares	643,891.26	516,219.79
	MFA FINANCIAL INC	59,317 Shares	449,357.85	396,237.56
	STEVEN MADDEN LTD	15,881 Shares	594,255.03	480,559.06
	MANPOWERGROUP INC	1,436 Shares	124,234.86	93,052.80
	MAXIMUS INC	1,561 Shares	102,005.85	101,605.49
	MINERALS TECHNOLOGIES INC	7,067 Shares	529,078.97	362,819.78
	MOSAIC CO NEW	9,504 Shares	311,862.36	277,611.84
	NCR CORP	13,068 Shares	392,056.44	301,609.44
	NATIONAL GEN HLDGS CORP	26,030 Shares	690,477.07	630,186.30
	NAVIGANT CONSULTING INC	11,294 Shares	246,371.57	271,620.70
	NAVIENT CORP	54,823 Shares	764,717.41	482,990.63
	NELNET INC CL A	8,672 Shares	528,657.00	453,892.48
	NEWFIELD EXPLORATION CO	15,293 Shares	224,956.37	224,195.38
	ON SEMICONDUCTOR CORP	9,221 Shares	216,234.60	152,238.71
	OWENS CORNING INC	5,954 Shares	386,028.21	261,856.92
	OWENS ILLINOIS INC	13,865 Shares	235,093.29	239,032.60
	PRA GROUP INC	7,495 Shares	315,733.84	182,653.15
	PARSLEY ENERGY INC CL A	22,104 Shares	695,592.26	353,221.92
	PATTERSON COMPANIES INC	7,398 Shares	169,396.91	145,444.68
	PEAPACK GLADSTONE FINL	5,116 Shares	157,602.16	128,820.88
	PORTLAND GEN ELECTRIC CO	3,014 Shares	135,237.41	138,191.90
	PQ GROUP HOLDINGS INC	21,682 Shares	384,967.23	321,110.42
	PREFERRED BANK LOS ANGELE	4,299 Shares	267,886.82	186,361.65
	PROASSURANCE CORPORATION	6,787 Shares	303,124.37	275,280.72
	QEP RESOURCES INC	20,791 Shares	251,500.20	117,053.33
	QORVO INC	5,346 Shares	417,534.56	324,662.58
	RADIAN GROUP INC	13,820 Shares	251,729.32	226,095.20
	RAYMOND JAMES FIN INC.	2,764 Shares	261,903.46	205,669.24
	REALOGY HOLDINGS CORP	9,962 Shares	228,606.00	146,242.16
	REINSURANCE GROUP OF AMER	2,892 Shares	397,575.63	405,545.16
	RETAIL PPTYS AMER INC	15,126 Shares	190,488.25	164,117.10
	SL GREEN REALTY CORP REIT	2,063 Shares	192,287.81	163,142.04
	SLM CORP	81,444 Shares	959,644.21	676,799.64
	SVB FINL GROUP	684 Shares	140,120.62	129,905.28
	SCHOLASTIC CORP	2,050 Shares	88,901.22	82,533.00
	SCHWEITZER-MAUDUIT INTL	11,239 Shares	480,649.53	281,536.95
	SKECHERS USA INC CL A	19,846 Shares	580,603.25	454,274.94
	STANDARD MOTOR PRODUCTS	3,279 Shares	160,481.03	158,801.97
	STARWOOD PROPERTY TR INC	19,228 Shares	426,818.54	378,983.88
	STIFEL FINANCIAL CORP	3,357 Shares	181,451.56	139,046.94
	SUNCOKE ENERGY INC	49,644 Shares	651,595.56	424,456.20

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	SUPERIOR ENERGY SVCS INC	23,728 Shares	229,966.13	79,488.80
	SYKES ENTERPRISES INC	5,757 Shares	174,265.38	142,370.61
	SYNOVUS FINANICAL CORP	3,981 Shares	148,626.43	127,352.19
	SYNNEX CORP	7,359 Shares	688,119.70	594,901.56
	SYNEOS HEALTH INC	10,761 Shares	531,780.17	423,445.35
	TEGNA INC	6,513 Shares	71,640.57	70,796.31
	TERADYNE INC	6,053 Shares	238,723.22	189,943.14
	TETRA TECH INC	4,750 Shares	293,958.43	245,907.50
	TIMKEN CO	7,164 Shares	336,230.06	267,360.48
	TTEC HOLDINGS INC	13,778 Shares	452,884.53	393,637.46
	TUTOR PERINI CORP	13,636 Shares	260,168.39	217,766.92
	TWO HBRS INVT CORP	53,879 Shares	847,847.43	691,806.36
	UMPQUA HOLDINGS CORP	12,960 Shares	251,294.60	206,064.00
	UNIVERSAL CORP	4,794 Shares	303,871.35	259,595.10
	VALVOLINE INC	19,296 Shares	426,449.98	373,377.60
	VERSUM MATERIALS INC	7,343 Shares	259,211.51	203,547.96
	WALKER & DUNLOP INC	15,646 Shares	916,894.77	676,689.50
	WESCO INTERNATIONAL INC	9,816 Shares	585,460.53	471,168.00
	WORLD FUEL SERVICES CORP	28,993 Shares	648,764.48	620,740.13
	WYNDHAM DESTINATIONS INC	5,856 Shares	270,216.18	209,879.04
	HORIZON PHARMA PLC	37,072 Shares	487,175.18	724,386.88
	BRIGHTSPHERE INVT GROUP P	23,767 Shares	400,872.21	253,831.56
	AXALTA COATING SYS LTD	18,640 Shares	530,881.83	436,548.80
	COLLIERS INTL GROUP (US)	5,134 Shares	154,332.18	282,575.36
	FIRSTSERVICE CORP (US)	7,945 Shares	210,276.27	544,073.60
	ADTALEM GLOBAL EDUCATION	24,311 Shares	722,363.77	1,150,396.52
	ASPEN TECHNOLOGIES	7,600 Shares	736,554.40	624,568.00
	BWX TECHNOLOGIES INC	32,641 Shares	1,426,259.40	1,247,865.43
	BALL CORP	29,830 Shares	1,125,430.02	1,371,583.40
	BOOZ ALLEN HAMILTON CL A	29,963 Shares	801,849.87	1,350,432.41
	BURLINGTON STORES INC	6,850 Shares	1,075,416.54	1,114,289.50
	CBOE GLOBAL MARKETS INC	13,890 Shares	1,070,773.01	1,358,858.70
	CABLE ONE INC W/I	450 Shares	223,030.02	369,045.00
	CAMBREX CORP	13,587 Shares	672,505.62	513,045.12
	CATALENT INC	22,880 Shares	997,791.07	713,398.40
	CELANESE CORP	8,860 Shares	483,218.00	797,134.20
	CENTENNIAL RESOURCE DEV A	22,410 Shares	414,981.62	246,958.20
	COPART INC	34,310 Shares	1,062,692.40	1,639,331.80
	RITCHIE BROS AUCTIONEERS	18,920 Shares	617,413.63	619,062.40
	COSTAR GROUP INC	4,392 Shares	675,410.63	1,481,597.28
	DEXCOM INC	7,300 Shares	495,101.18	874,540.00
	DOMINOS PIZZA INC	3,420 Shares	686,225.62	848,125.80
	EAST WEST BANCORP INC	7,000 Shares	397,119.99	304,710.00
	ENCORE CAP GROUP INC	16,189 Shares	579,044.07	380,441.50
	ENCOMPASS HEALTH CORP	16,796 Shares	728,819.50	1,036,313.20
	EURONET WORLDWIDE INC	12,800 Shares	1,133,728.65	1,310,464.00
	EXACT SCIENCES CORP	12,795 Shares	381,225.90	807,364.50
	FIRSTCASH INC	10,669 Shares	591,349.39	771,902.15
	FORTINET INC	9,700 Shares	648,653.95	683,171.00
	GENESEE & WYOMING CL A	8,220 Shares	600,687.15	608,444.40
	GLAUKOS CORP	13,929 Shares	487,439.58	782,391.93
	GODADDY INC CL A	13,006 Shares	931,432.78	853,453.72
	GRAND CANYON EDUCATION	9,595 Shares	684,169.08	922,463.30
	GUIDEWIRE SOFTWARE INC	6,280 Shares	288,803.92	503,844.40
	HEALTHCARE SVCS GROUP INC	21,926 Shares	1,081,114.35	880,986.68
	HEICO CORP CL A	14,655 Shares	458,939.02	923,265.00
	HILTON GRAND VACATIONS	16,416 Shares	637,681.53	433,218.24

7

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	INOGEN INC	3,320 Shares	458,877.91	412,244.40
	INSULET CORP	11,660 Shares	1,098,134.21	924,871.20
	JONES LANG LASALLE INC	4,297 Shares	488,154.93	544,000.20
	J2 GLOBAL INC	7,136 Shares	429,305.18	495,095.68
	LAMB WESTON HOLDINGS INC	6,400 Shares	478,232.55	470,784.00
	LIGAND PHARMACEUTICALS	5,390 Shares	529,573.15	731,423.00
	LIVE NATION ENTERTAINMENT	23,860 Shares	920,143.57	1,175,105.00
	MARTIN MARIETTA MATERIALS	6,420 Shares	1,246,359.33	1,103,405.40
	MAXLINEAR INC	13,369 Shares	333,652.82	235,294.40
	MIDDLEBY CORP	8,114 Shares	819,158.51	833,551.22
	NATIONAL INSTRUMENT CORP	14,765 Shares	564,210.68	670,035.70
	NICE LTD SPON ADR	6,010 Shares	555,928.31	650,342.10
	NOVANTA INC	5,690 Shares	326,566.77	358,470.00
	NU SKIN ENTERPRISES CL A	6,758 Shares	356,925.83	414,468.14
	PARSLEY ENERGY INC CL A	20,250 Shares	594,805.36	323,595.00
	PENUMBRA INC	4,390 Shares	617,344.79	536,458.00
	PORTOLA PHARMACEUTICALS	13,350 Shares	449,363.99	260,592.00
	PURE STORAGE INC CL A	50,975 Shares	1,088,695.64	819,678.00
	ROGERS CORP	8,157 Shares	1,203,653.85	808,032.42
	SABRE CORP	30,050 Shares	750,949.50	650,282.00
	SITEONE LANDSCAPE SUPPLY	7,410 Shares	270,791.41	409,550.70
	SIX FLAGS ENTERTAINMENT	14,240 Shares	633,158.01	792,171.20
	TELEDYNE TECHNOLOGIES INC	4,906 Shares	914,652.71	1,015,885.42
	TELEFLEX INC	4,240 Shares	1,081,396.31	1,095,955.20
	TORO CO	6,421 Shares	231,943.28	358,805.48
	TRANSUNION	17,510 Shares	748,912.60	994,568.00
	TREX CO INC	9,240 Shares	569,333.75	548,486.40
	2U INC	8,510 Shares	488,020.53	423,117.20
	UNIVERSAL ELECTRONICS INC	7,345 Shares	478,458.00	185,681.60
	VAIL RESORTS INC	4,400 Shares	941,976.51	927,608.00
	VEEVA SYS INC CL A	12,630 Shares	489,364.57	1,128,111.60
	VIRTU FINANCIAL INC CL A	21,914 Shares	447,319.83	564,504.64
	WEIGHT WATCHERS INTL INC	9,550 Shares	711,027.34	368,152.50
	WEST PHARMACEUTICAL SVCS	4,310 Shares	399,299.13	422,509.30
	WEX INC	4,540 Shares	530,807.64	635,872.40

	Total Common Stocks		449,006,753.65	571,355,272.89

	U.S. Government Securities
	FHLG 30YR 3% 03/45#G08631	541,577.17 Shares	541,492.57	530,071.91
	FHLG 30YR 3% 06/46#Q41083	882,130.59 Shares	889,711.39	862,012.28
	FNMA 30YR 4% 03/45#AS4630	348,176.44 Shares	369,719.86	356,391.94
	FNMA 30YR 4.0% 07/45#AS5380	456,177.90 Shares	487,753.99	466,799.23
	FNMA 3.5% 09/45#AS5722	207,942.38 Shares	217,949.63	208,488.31
	FNMA 30YR 3.5% 05/46#AS7245	242,879.90 Shares	256,883.43	243,441.66
	FNMA 30YR 3.5% 06/46#AS7348	482,183.53 Shares	497,929.83	483,298.78
	FNMA 30YR 3.5% 07/46#AS7544	512,298.89 Shares	522,862.95	513,163.60
	FNMA 30YR 3% 08/46#AS7737	551,518.24 Shares	572,631.03	538,746.18
	FANNIEMAE 30YR 3% 10/46#AS8186	570,320.67 Shares	590,304.18	557,113.18
	FNMA 30YR 3.0% 5/43#AT2722	289,390.36 Shares	301,870.31	284,045.17
	FNMA 30YR 4.0% 12/01/44#AX4873	314,126.17 Shares	333,660.91	321,538.23
	FNMA 5.00% 5/38 #983077	161,698.15 Shares	178,878.56	171,682.77
	FNMA 30YR 3.5% 01/01/45#MA2163	425,464.22 Shares	440,355.46	426,847.15
	FNMA 30YR 4% 12/01/45#MA2484	440,508.02 Shares	470,104.66	450,351.53
	FNMA 30YR 3% 11/46#MA2806	198,940.37 Shares	204,877.49	194,333.31
	FNMA 30YR 3.5% 01/49 #TBA	2,290,000.00 Shares	2,258,154.69	2,289,124.08
	FNMA 30YR 4% 01/49 #TBA	1,390,000.00 Shares	1,404,108.31	1,416,879.82
	FNMA 30YR 4.5% 01/49 #TBA	1,205,000.00 Shares	1,241,479.49	1,247,422.99

8

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	USTN TII 0.5% 01/15/28	435,000.00 Shares	431,008.56	425,889.08
	USTN 1.75% 09/30/22	2,040,000.00 Shares	1,967,006.01	1,986,176.07
	USTB 2.75% 11/15/47	680,000.00 Shares	645,203.64	644,574.35

	Total U.S. Government Securities		14,823,946.95	14,618,391.62

	Corporate Debt Securities
	TELENET FINANCE 5.5% 1/28 144A	200,000.00 Shares	200,000.00	181,000.00
	ADT CORP 4.125% 6/15/23	90,000.00 Shares	84,150.00	82,350.00
	AFLAC INC 6.45% 8/15/40	61,000.00 Shares	76,430.56	73,621.68
	AMC NETWORKS INC 4.75% 8/1/25	85,000.00 Shares	80,068.75	77,137.50
	AT&T INC 3.8% 03/15/22	300,000.00 Shares	307,594.47	301,294.49
	AEGON NV 6ML+354 04/11/48	215,000.00 Shares	215,000.00	195,650.00
	AGRIUM INC 3.375% 03/15/25	135,000.00 Shares	131,549.40	125,471.67
	AIRBUS SE 3.15% 04/10/27 144A	175,000.00 Shares	176,397.75	168,376.43
	ALLSTATE CORP 5.75 8/53	95,000.00 Shares	103,072.29	92,625.00
	ALTRIA GROUP INC 2.85% 8/09/22	85,000.00 Shares	84,182.41	81,593.86
	AMERICAN AXLE 6.625% 10/15/22	57,000.00 Shares	59,103.30	56,430.00
	AMERICAN EXPRESS 5.2% VAR PERP	105,000.00 Shares	106,324.56	103,425.00
	AIG INTL 3.75% 7/10/25	205,000.00 Shares	196,025.10	196,371.62
	AMERICAN INTERN 5.75%/VAR 4/48	150,000.00 Shares	150,000.00	130,500.00
	AMERICAN TOWER CORP 5% 2/24	120,000.00 Shares	129,922.06	124,124.11
	AMERICAN WOOD 4.875% 3/26 144A	75,000.00 Shares	74,212.50	66,375.00
	ANHEUSER-BUSCH 3.65% 2/1/26	105,000.00 Shares	108,496.50	99,161.40
	APPLE INC 3.85% 5/4/43	110,000.00 Shares	100,447.60	104,704.16
	ASHTEAD CAP 4.125% 8/25 144A	30,000.00 Shares	30,000.00	27,450.00
	AUTONATION INC 4.5% 10/01/25	85,000.00 Shares	89,912.83	82,187.71
	BAE SYSTEMS 3.85% 12/25 144A	135,000.00 Shares	133,407.00	133,905.88
	BNP PARIBAS VR 7.375% PRP 144A	200,000.00 Shares	225,500.00	199,500.00
	BNP PARIBAS 4.375 5/12/26 144A	175,000.00 Shares	177,511.25	168,488.42
	BMW US CAPITAL 3.45% 4/23 144A	295,000.00 Shares	294,784.65	292,838.70
	BP CAPITAL MKTS 2.52% 9/19/22	95,000.00 Shares	95,000.00	91,865.71
	BAKER HUGHES 2.773% 12/15/22	185,000.00 Shares	185,000.00	177,478.65
	BANCO SANTANDER SA 3.8% 02/28	200,000.00 Shares	199,078.00	177,999.05
	BANK OF AMERICA 6.1% VAR PERP	135,000.00 Shares	139,387.50	132,975.00
	BANK OF AMR CORP 6.3% VAR PERP	80,000.00 Shares	83,332.31	81,252.00
	BANK AMER FDG CORP 4% 04/01/24	123,000.00 Shares	128,050.93	123,673.02
	BANK AMER CORP 4.25% 10/22/26	170,000.00 Shares	172,914.05	165,426.56
	BK OF AMER 3.419%/VAR 12/20/28	342,000.00 Shares	340,166.01	319,479.13
	BANK NEW YORK 4.950/ VAR PERP	120,000.00 Shares	125,012.70	117,000.00
	BARCLAYSPLC 3.65% 03/16/25	205,000.00 Shares	201,206.97	188,956.50
	BRINKS 4.625% 10/15/27 144A	125,000.00 Shares	115,887.50	114,091.25
	BUNGE LTD FIN 3.25% 8/15/26	135,000.00 Shares	133,771.32	118,343.90
	COMMUNITY HLTH 5.125 8/21	115,000.00 Shares	115,102.51	106,662.50
	CNH INDUSTRIAL 3.85% 11/15/27	155,000.00 Shares	147,155.45	140,982.90
	CNA FINANCIAL CORP 3.45% 08/27	100,000.00 Shares	99,963.38	93,093.37
	CVS HEALTH CORP 4.3% 03/25/28	300,000.00 Shares	294,989.80	293,756.27
	CAPITAL ONE FIN 5.55%/VAR PERP	145,000.00 Shares	148,942.19	139,650.95
	CAPITAL ONE FINAN 3.75% 3/9/27	180,000.00 Shares	174,144.60	167,273.38
	CENTENE ESCRO 5.375% 6/26 144A	85,000.00 Shares	85,000.00	82,662.50
	CHEMOURS CO 5.375% 05/15/2027	85,000.00 Shares	85,724.55	76,500.00
	CITIGROUP INC 4.5% 1/14/22	230,000.00 Shares	248,286.44	234,988.90
	CITIGROUP INC 3.75% 06/16/24	80,000.00 Shares	82,663.59	79,433.22
	CITIGROUP 4.3% 11/26	175,000.00 Shares	177,242.67	168,370.43
	CITIGROUP 3.2% 10/21/26	90,000.00 Shares	86,533.29	83,114.97
	COMCAST CORP 6.4% 5/15/38	70,000.00 Shares	89,678.40	82,204.27
	CONOCOPHILLIPS 6.5% 2/01/39	70,000.00 Shares	88,361.70	87,030.31
	CONSTELATION ENERGY5.15% 12/20	80,000.00 Shares	88,368.00	81,750.79

9

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	RABOBK NEDERLND 3.95% 11/09/22	120,000.00 Shares	125,944.80	119,602.18
	COX COMM 3.35% 9/15/26 144A	210,000.00 Shares	193,617.90	193,847.21
	CREDIT AGRC 7.875/VAR PRP 144A	270,000.00 Shares	309,487.50	269,647.38
	CREDIT SUIS 7.5%/VAR PERP 144A	200,000.00 Shares	200,000.00	195,000.00
	CROWN AMER IV 4.5 1/15/23 WI	60,000.00 Shares	58,800.00	58,575.00
	CROWN CASTLE 3.7% 6/15/26	90,000.00 Shares	89,725.50	85,898.91
	CUMMINS INC 4.875% 10/01/43	120,000.00 Shares	132,666.00	132,278.42
	DEERE JOHN CAPIT 2.65% 6/24/24	180,000.00 Shares	180,164.20	172,640.64
	DEUTSCHE AG NY 4.875/VAR 12/32	280,000.00 Shares	279,932.80	217,711.20
	DOMTAR CORP 6.75% 02/15/44	130,000.00 Shares	141,254.10	131,941.99
	EBAY INC 3.8% 03/09/2022	125,000.00 Shares	126,525.55	125,515.51
	ENDO/FINC VAR 1/23 144A	110,000.00 Shares	89,100.00	83,600.00
	ENSCO PLC 5.2% 3/15/25	100,000.00 Shares	77,000.00	66,500.00
	ENTERPRISE PRODS 2.8% 2/15/21	130,000.00 Shares	129,929.80	128,569.12
	FEDEX CORP 3.25% 04/01/2026	110,000.00 Shares	110,738.91	104,475.58
	FIRSTENERGY 4.35% 01/25 144A	130,000.00 Shares	135,714.80	131,411.91
	GE CAP INTL 4.418% 11/15/35	65,000.00 Shares	69,141.15	54,684.97
	GENERAL ELECTRIC 5.0%/VAR PERP	274,000.00 Shares	255,733.94	209,610.00
	GENERAL MTRS CO 4% 4/1/25	180,000.00 Shares	169,916.40	168,259.69
	GENWORTH HLDGS 4.8% 02/15/24	105,000.00 Shares	90,979.05	86,625.00
	GLENCORE FDG LLC 4% 3/27 144A	65,000.00 Shares	61,660.95	59,245.30
	GSINC 5.25% 7/27/21	105,000.00 Shares	115,307.85	108,995.37
	GOLDMAN SACHS GP 5.75% 1/24/22	400,000.00 Shares	456,312.39	418,796.13
	GOLDMAN SCHS GRP INC 4% 3/3/24	145,000.00 Shares	152,958.19	143,072.23
	GOLDMAN SACHS GR 5.3%/VAR PERP	120,000.00 Shares	122,247.00	107,400.00
	HCA INC 5.5% 06/15/47	50,000.00 Shares	47,935.00	47,375.00
	HSBC HOLDINGS 4.375% 11/23/26	200,000.00 Shares	208,794.00	193,723.67
	HARMAN INTL IND 4.15% 05/15/25	85,000.00 Shares	85,398.65	85,207.92
	HARVEST OPERA 4.2% 6/1/23 144A	200,000.00 Shares	199,838.00	205,233.34
	HEINEKEN NV 3.5% 01/29/28 144A	130,000.00 Shares	130,686.66	125,434.65
	HILTON DOMEST 5.125% 5/26 144A	90,000.00 Shares	90,025.00	86,400.00
	HUNTINGTON BANCSHAR 4% 5/15/25	150,000.00 Shares	149,529.00	150,848.69
	ING GROEP NV 3.95% 03/29/27	130,000.00 Shares	129,829.70	124,808.25
	INTEL CORP 3.15% 05/11/27	130,000.00 Shares	130,553.22	126,323.81
	INTL PAPER CO GLB 8.7 6/15/38	110,000.00 Shares	153,496.20	146,474.20
	JPMC CO 4.5% 1/24/22	290,000.00 Shares	314,722.54	298,799.02
	JPM CHASE 6.75% PERP	235,000.00 Shares	258,742.83	242,813.75
	JPMC CO 3.875% 09/10/24	450,000.00 Shares	443,538.00	443,628.92
	JPMC CO 4.26/VAR 02/22/48	130,000.00 Shares	137,208.50	120,910.97
	JEFFERIES GROUP 4.85% 1/15/27	180,000.00 Shares	178,750.32	172,093.92
	KEYCORP 5/VAR PERP	155,000.00 Shares	157,192.81	141,631.25
	KRAFT HEINZ CO 4.375% 6/1/46	110,000.00 Shares	108,095.66	90,738.30
	LYB INTL FIN BV 4.0% 07/15/23	150,000.00 Shares	158,405.87	150,709.76
	LAND O LAKES INC 8% PERP 144A	125,000.00 Shares	125,000.00	132,187.50
	LAZARD GROUP LLC 3.625% 3/1/27	220,000.00 Shares	218,121.12	207,018.27
	LEVEL 3 FIN INC 5.25% 03/15/26	90,000.00 Shares	90,000.00	82,350.00
	LIBERTY MUTUAL 4.95% 5/22 144A	170,000.00 Shares	185,322.10	175,266.12
	LINCOLN NATIONAL 3.35% 3/9/25	200,000.00 Shares	199,604.70	194,460.92
	LLOYDS TSB BANK 4.45% 05/08/25	230,000.00 Shares	229,862.00	228,479.69
	LOWES COS INC 3.1% 05/03/2027	60,000.00 Shares	60,075.11	54,855.38
	MAPLE ESCR 4.417% 5/25/25 144A	190,000.00 Shares	190,000.00	189,202.46
	METLIFE INC 3% 03/01/25	205,000.00 Shares	196,882.00	196,429.41
	METLIFE INC 5.25/VAR PERP	145,000.00 Shares	150,556.99	139,200.00
	MICROSOFT 3.3% 02/06/27	130,000.00 Shares	132,348.75	128,836.26
	MDAMERICAN ENR 6.125% 4/01/36	121,000.00 Shares	146,059.10	144,477.44
	MILLICOM 5.125% 1/15/28 144A	80,000.00 Shares	80,562.50	71,200.00
	MORGAN STANLEY 4% 07/23/25	110,000.00 Shares	116,068.15	108,568.98

10

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MORGAN STANLEY 5.5% 7/28/21	95,000.00 Shares	108,633.45	99,482.55
	MORGAN STANLEY 3.95% 04/23/27	310,000.00 Shares	304,775.36	292,425.38
	NABORS IND 5.5% 01/15/23	100,000.00 Shares	99,847.06	79,368.02
	NAVIENT CORP 6.75% 6/15/26	65,000.00 Shares	65,000.00	53,950.00
	NBCUNIVERSAL MEDIA 2.875% 1/23	250,000.00 Shares	248,306.10	245,416.68
	NORDEA BANK AB 6.125 PERP 144A	200,000.00 Shares	205,960.00	187,500.00
	NORTHERN TR CRP 3.95% 10/30/25	135,000.00 Shares	144,771.64	137,590.65
	NOVA CHEMICALS 5.25% 8/23 144A	105,000.00 Shares	108,412.50	99,225.00
	O REILLY AUTOMO 4.875% 1/14/21	205,000.00 Shares	221,151.95	210,487.88
	OCEANEERING INTL 6% 02/01/2028	60,000.00 Shares	60,000.00	48,405.26
	1011778 BC 5% 10/15/25 144A	45,000.00 Shares	45,000.00	41,400.00
	OWENS CORNING 4.2% 12/15/22	150,000.00 Shares	154,356.00	148,923.84
	PNC FIN SERVICES 3.15% 5/19/27	150,000.00 Shares	148,787.80	143,218.45
	PARK AEROSPACE 5.25% 8/22 144	125,000.00 Shares	124,375.00	120,937.50
	PETRO-CANADA 6.8% 5/15/38	105,000.00 Shares	136,071.60	122,272.25
	PETROLEOS MEXICA 6.5% 03/13/27	145,000.00 Shares	141,375.00	136,300.00
	PIEDMONT OPERTG 4.45% 03/15/24	120,000.00 Shares	123,422.40	120,926.82
	PRUDENTIAL FN 5.2%/VAR 3/15/44	130,000.00 Shares	132,247.98	121,712.50
	QUEST DIAGNOSTI 4.25% 04/01/24	125,000.00 Shares	131,794.22	127,565.20
	QUICKEN 5.25% 1/15/28 144A	95,000.00 Shares	88,825.00	84,075.00
	QWEST CORP 6.75% 12/01/21	145,000.00 Shares	161,715.29	148,255.69
	ROCKWELL COLLINS 3.5% 03/15/27	175,000.00 Shares	176,075.36	164,360.33
	SES 3.6% 04/04/23 144A	95,000.00 Shares	97,425.35	93,143.42
	SABINE PASS LQ 5.875% 06/30/26	80,000.00 Shares	89,600.00	84,742.34
	SCHWAB CHARLES 2.65% 01/25/23	265,000.00 Shares	264,576.00	258,671.10
	SEMPRA ENERGY 3.4% 2/01/28	140,000.00 Shares	137,117.59	127,994.38
	SIEMENS FINA 3.4% 3/16/27 144A	250,000.00 Shares	248,282.50	243,308.50
	SMITHFIELD FD 4.25% 2/27 144A	110,000.00 Shares	111,870.78	102,593.03
	SOCIETE 6.75/VAR PERP 144A	200,000.00 Shares	200,000.00	170,050.00
	STATE STREET 5.25% VAR PERP	120,000.00 Shares	126,500.00	117,750.00
	SUNTRUST BANK 2.45% 8/01/22	170,000.00 Shares	170,139.48	163,881.92
	SUNTRUST BANKS 5.05%/VAR PERP	130,000.00 Shares	130,543.89	114,075.00
	SYMETRA 4.25% 07/15/24	105,000.00 Shares	106,881.60	102,994.37
	SYSCO CORP 3.3% 07/15/2026	110,000.00 Shares	110,150.87	104,736.36
	TARGA RES LP/FI 4.25% 11/15/23	60,000.00 Shares	57,825.00	55,575.00
	TELEFONICA EMISION 4.103% 3/27	150,000.00 Shares	153,357.75	144,636.03
	TEVA PH FIN NV 6.75% 03/01/28	120,000.00 Shares	120,600.00	116,272.92
	TEXAS INSTRUMENTS 2.9% 11/27	110,000.00 Shares	108,727.30	104,339.91
	TIME WARNER INC 3.875% 1/15/26	90,000.00 Shares	90,449.31	85,999.48
	TYSON FOODS INC 3.95% 08/15/24	195,000.00 Shares	196,121.15	193,854.58
	UNION PACIFIC C 4.5% 09/10/48	85,000.00 Shares	84,914.15	83,934.23
	UNITED RENTALS NA 6.5% 12/26	75,000.00 Shares	75,000.00	73,875.00
	UNITED STATES STEEL 6.25% 3/26	65,000.00 Shares	65,247.00	56,875.00
	UNITED HEALTH 4.75% 7/15/45	150,000.00 Shares	157,040.00	158,915.72
	UNUM GROUP 4% 03/15/24	105,000.00 Shares	109,555.74	104,211.87
	VOC CRUISE LTD 5% 2/15/28 144A	120,000.00 Shares	120,000.00	110,700.00
	VALERO ENERGY CO 3.4% 9/15/26	215,000.00 Shares	197,580.70	197,018.69
	VERIZON COMM 4.125% 8/15/46	225,000.00 Shares	198,766.56	198,786.70
	VISA INC 3.15% 12/14/25	200,000.00 Shares	193,308.00	196,633.16
	VODAFONE 4.375% 05/30/2028	155,000.00 Shares	153,068.70	150,450.13
	VOYA FIN INC 3.65% 6/15/26	120,000.00 Shares	119,650.80	113,497.08
	VOYA FINANCIAL 6.125%/VAR PERP	105,000.00 Shares	105,000.00	99,618.75
	WALGREEN CO 3.1% 9/15/22	200,000.00 Shares	194,726.00	195,090.20
	WELLPOINT INC 3.125% 5/15/22	200,000.00 Shares	195,886.00	197,051.65
	WELLS FARGO MTN 4.6% 4/01/21	195,000.00 Shares	210,924.69	199,676.73
	WESTERN GAS PAR 4.5% 3/01/28	85,000.00 Shares	84,740.64	79,497.26
	WILLIS NORTH AMER 3.6% 5/15/24	110,000.00 Shares	109,905.40	107,391.82

11

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	XLIT LTD 4.45% 03/31/2025	170,000.00 Shares	169,192.50	169,012.52
	WOODSIDE FIN 3.65% 3/5/25 144A	90,000.00 Shares	87,212.70	85,521.15
	SPRINT SPECTRM 3.36% 3/23 144A	137,500.00 Shares	137,497.73	135,781.25

	Total Corporate Debt Securities		24,763,409.69	23,502,146.00

	Other Debt Securities
	AMERICAN AIR_L 3.575% 07/15/29	153,743.96 Shares	156,242.29	150,941.41
	BACCT 2017-A1 A1 1.95% 08/22	320,000.00 Shares	319,907.97	316,180.70
	BAYV 2006-D 1A3 5.932% 12/36	40,390.24 Shares	40,087.32	40,557.63
	CABMT 15-2015-2 A1 2.25% 07/23	205,000.00 Shares	201,596.68	202,541.00
	CARMX 2018-2 A3 2.98% 01/23	250,000.00 Shares	248,769.53	251,457.23
	CCCIT 2014-A1 A1 2.88% 01/23	375,000.00 Shares	383,920.90	374,796.56
	DCENT 2017-A2 A2 2.39% 07/24	185,000.00 Shares	184,913.48	182,160.38
	DPABS 17-1A A2I 3ML+125 07/47	291,312.50 Shares	292,158.05	291,038.67
	DPABS 17-1A A2II 3.082% 07/47	222,187.50 Shares	222,187.50	216,477.28
	FITAT 2017-1 A3 1.8% 02/22	310,000.00 Shares	309,992.03	306,622.67
	FOCUS 17-1A A2II 5.093% 04/47	241,325.00 Shares	248,685.96	244,563.58
	FORDR 14-1 A 2.26% 11/25	300,000.00 Shares	302,390.62	299,077.20
	FORDR 2015-2 A 2.44% 01/27	205,000.00 Shares	202,269.34	203,277.39
	IHSFR 18-SFR2 A 1ML+90 06/37	257,761.66 Shares	257,761.66	254,761.47
	IHSFR 17-SFR2 A 1ML+85 12/36	141,969.85 Shares	141,969.85	140,236.67
	IHSFR 18-SFR3 A 1ML+100 07/37	199,243.52 Shares	199,243.52	198,091.79
	NRART 17-T1 DT1 4.0024% 02/51	185,000.00 Shares	184,999.13	183,621.38
	NRZT 2017-6A A1 4% 08/57	206,414.69 Shares	213,378.36	208,410.12
	NAROT 2016-A A3 1.34% 10/15/20	105,081.83 Shares	104,864.28	104,528.87
	OMART 2016-T2 DT2 4.45% 08/49	225,000.00 Shares	224,999.69	223,926.30
	SWH 17-1 A 1ML+95 01/35	241,461.43 Shares	241,461.43	241,082.34
	SYNIT 2018-A1 A1 3.38% 09/24	245,000.00 Shares	245,028.71	247,226.12
	BELL 16-1A A2II 4.377% 05/46 1	123,125.00 Shares	129,454.40	124,151.86
	TAH 17-SFR1 A 2.716% 09/34	180,000.00 Shares	179,994.76	173,949.84
	VALET 2018-1 A2A 2.81% 07/21	230,000.00 Shares	229,998.11	229,689.78
	BX 2018-MCSF A 1ML+58 04/15/35	250,000.00 Shares	248,750.00	245,165.05
	BACM 2015-UBS7 D 3.167% 9/48	160,000.00 Shares	117,675.00	132,326.27
	BANK 2017-BNK4 A4 3.625% 05/50	280,000.00 Shares	289,431.75	279,048.28
	CWALT 2003-J3 1A3 5.25% 11/33	95,987.49 Shares	97,127.34	96,958.27
	COLD 2017-ICE3 A 1ML+1 4/36	310,000.00 Shares	310,968.75	304,457.45
	FSMT 2017-2 A5 3.50% 10/47	201,267.78 Shares	204,286.81	200,105.86
	FSMT 2018-4 A4 4% 07/48	253,561.86 Shares	254,631.20	255,035.16
	JPMCC 17-JP5 A5 3.7232% 03/50	260,000.00 Shares	266,703.13	261,682.20
	JPMCC 17-MAUI A 1ML+83 07/34	255,000.00 Shares	255,000.00	252,213.26
	MSBAM 15-C22 D 4.24368% 05/46	140,000.00 Shares	111,464.06	120,804.50
	MSBAM 14-C16 D CSTR 06/47	165,000.00 Shares	135,293.55	147,302.13
	SEQUOIA TR 18-CH4 4.5% 10/48	166,273.17 Shares	168,612.50	169,747.08
	SCOT 2017-2 A4 3.5% 10/47 144A	304,684.73 Shares	312,682.70	300,838.85
	WFRBS 2012-C10 A3 2.875% 12/45	250,000.00 Shares	252,822.27	246,135.83
	WFCM 2015-C29 A4 3.637% 06/48	300,000.00 Shares	306,632.81	302,721.60
	WFCM 2015-C30 D VAR 09/58 144A	115,000.00 Shares	92,745.70	106,404.73
	GERMANY FED REP0.5%2/15/28RGS	500,000.00 Shares	594,473.14	589,639.61
	GERMANY GOVT 0.25% 2/15/27 RGS	430,000.00 Shares	476,991.37	500,290.20
	EGYPT GOVT 5.577% 2/21/23 144A	200,000.00 Shares	200,000.00	189,532.00
	ARGENTINA GOVT 6.875% 1/11/48	85,000.00 Shares	84,201.00	59,181.25
	OMAN SULTANAT 5.625% 1/28 144A	200,000.00 Shares	199,606.00	176,075.20
	MIAMI-DADE AVI 4.28% 10/01/41	175,000.00 Shares	169,187.00	177,014.25
	MUNICIPAL ELE GA 7.055% 4/1/57	100,000.00 Shares	108,838.00	112,326.00
	US LONG BOND(CBT) MAR19 USH9	5.00 Shares	—	2,343.75
	US ULTRA BOND CBT MAR19 WNH9	11.00 Shares	—	6,531.25
	US 10YR ULTRA FUT MAR19 UXYH9	(16.00) Shares	—	(7,500.00)
	US 10YR NOTE (CBT)MAR19 TYH9	(27.00) Shares	—	(10,546.88)

	Total Other Debt Securities		10,724,399.65	10,625,201.39

	Notes Receivable
* / **	Participants	Participant Loans	33,638,895.20	33,638,895.20

			$ 2,061,578,667.12	$ 2,283,809,960.83

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2028.

12

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

By: AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

June 21, 2019

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Third Amendment to Ameren Corporation Savings Investment Plan